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                                                                 EXHIBIT 20.1


                   SUPERIOR COURT OF THE STATE OF CALIFORNIA
                                COUNTY OF ORANGE

HANNAH KOGUT, Derivatively on Behalf of PAIRGAIN      )
TECHNOLOGIES, INC.,                                   )    Case No. 758117
                                                      )
                                                      )    DERIVATIVE ACTION
         Plaintiff,                                   )    -----------------

      vs.                                             )
                                                      )
CHARLES S. STRAUCH, HOWARD S. FLAGG, CHARLES W.       )
McBRAYER, BENEDICT ITRI, DENNIS YOUNG, ROBERT C.      )
HAWK, ROBERT A. HOFF, BRIAN KOURI, B. ALLEN LAY,      )
CAPITAL INSIGHT BROKERAGE, S. JAY GOLDINGER, REFCO,   )
INC., and DOES 1 THROUGH 100, INCLUSIVE,              )
                                                      )
         Defendants,                                  )
                                                      )
      - and -                                         )
                                                      )
PAIRGAIN TECHNOLOGIES, INC.,                          )
                                                      )
         Nominal Defendant.                           )
______________________________________________________)



         NOTICE OF HEARING ON PROPOSED SETTLEMENT OF DERIVATIVE ACTION
         -------------------------------------------------------------

TO: ALL HOLDERS OF PAIRGAIN TECHNOLOGIES, INC. COMMON STOCK AS OF JULY 15, 1996:

                      PLEASE READ THIS NOTICE CAREFULLY --
                           IT MAY AFFECT YOUR RIGHTS

         THIS NOTICE RELATES TO A PROPOSED SETTLEMENT OF A SHAREHOLDERS' DERIVATIVE ACTION AND CLAIMS ASSERTED THEREIN.

         HOLDERS OF PAIRGAIN TECHNOLOGIES, INC. ("PAIRGAIN") COMMON STOCK AS OF JULY 15, 1996, ARE ENTITLED TO OBJECT, IF THEY DESIRE, TO THE SETTLEMENT OF THE RELEASED CLAIMS AS DESCRIBED HEREIN. IF THE COURT APPROVES THE DERIVATIVE SETTLEMENT, THEY WILL BE BARRED FROM CONTESTING THE FAIRNESS, REASONABLENESS OR ADEQUACY OF THE PROPOSED SETTLEMENT AND FROM PURSUING THE RELEASED CLAIMS AGAINST THE RELEASED PERSONS.

         This Notice is given pursuant to an Order of the Superior Court for the County of Orange, California (the "Court"). The purpose of the Notice is to advise you that the above-entitled action (the "Litigation") is now pending in the Court and that certain parties to the Litigation have reached a settlement (the "Settlement") which would fully, finally and forever resolve the Litigation as between plaintiff and the Settling Defendants, as defined herein, on the terms and conditions summarized in this Notice.

         This Notice is not intended to be and should not be construed as an expression of any opinion by the Court with respect to the truth of the allegations of the claims in the Litigation or the merits of the claims or defenses asserted. This Notice is merely to advise you of the pendency and proposed Settlement of the Litigation and of your rights thereunder.

I.       DESCRIPTION OF THE LITIGATION
         -----------------------------

         On January 10, 1996, the following derivative action was filed in the Superior Court of the State of California for the County of Orange on behalf of nominal defendant PairGain: Kogut v. Strauch, et al., Case No. 758117 (the "D&O case"). The D&O case alleged breach of fiduciary duty, abuse of control, constructive fraud and gross mismanagement by the Individual Defendants. On May 31, 1996, a separate derivative action was filed in the Court on behalf of nominal defendant PairGain: Kogut v. Refco, Inc., Case No. 764514 (the "Refco case"). The Refco case alleged breach of fiduciary duty, conspiracy, fraud, negligence and gross negligence by Refco. The D&O case and the Refco case are collectively referred to as the "Litigation." For purposes of effectuating the Settlement the D&O case and the Refco case will be consolidated into a single action.


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         The D&O case was brought pursuant to Section 800 of the California
Corporations Code for the benefit of PairGain against its Board of Directors, certain of its officers, the Company's outside investment advisor, S. Jay Goldinger ("Goldinger"), and Capital Insight Brokerage, Inc., ("Capital"), the money management firm owned and operated by Goldinger. The complaint alleged that in early December 1995 it was revealed that PairGain had suffered losses of at least $16 million due to reckless and inappropriate investments of $28 million of its cash reserves by Goldinger and Capital.

         On February 24, 1996, defendants Capital and Goldinger filed their answer to the complaint. Defendant Goldinger generally invoked his privilege against self-incrimination under both the federal and California Constitution, neither admitting nor denying most of the allegations in the complaint.

         On April 1, 1996, defendant PairGain filed its general demurrer to the complaint claiming that when it discovered the $15.8 million loss as a result of unauthorized trading activity by Goldinger and Capital, PairGain investigated and, on January 24, 1996, filed suit in federal court against Goldinger and Capital alleging, inter alia, commodities fraud, unauthorized trading, breach of fiduciary duty, and conversion. However, the Company claimed that two weeks before PairGain could file its suit against Goldinger and Capital, plaintiff Kogut filed her own suit. PairGain claimed that plaintiff Kogut's filing ignored the requirement that, as a potential derivative action plaintiff, she must first demand that PairGain bring an action itself before initiating her own action.

         On April 1, 1996, the Individual Defendants in the D&O case filed their demurrer to the complaint, charging that the plaintiff seeks to have the Court second guess their proper business decision to invest a portion of PairGain's surplus funds with Capital. The Individual Defendants claimed plaintiff's "Monday morning quarter-backing," was prohibited by the business judgment rule under Delaware law.

         On March 8-9, 1996, plaintiff served her first request for production of documents on PairGain, the D&O Defendants, Capital and Goldinger. On April 2, 1996, PairGain and the D&O Defendants filed their objections and responses to plaintiff's first request for production of documents. On April 4, 1996, Capital and Goldinger filed their responses to plaintiff's first request for production of documents.

         On May 31, 1996, the related case, Kogut v. Refco, Inc., was filed in Orange County Superior Court and assigned to Judge C. Robert Jameson. The action against Refco was brought pursuant to Section 800 of the California Corporations Code for the benefit of PairGain against the Chicago-based commodities trading house. The complaint charged that Refco cleared Goldinger's trades for PairGain, and that Refco was willing to facilitate Goldinger's wrongdoing to generate commissions.

         On July 8, 1996, Refco filed a notice of removal to the United States District Court for the Central District of California, based on original jurisdiction under 28 U.S.C. Section 1332, and removal provisions of 28 U.S.C.
Section 1332, Section 1441(a) and (b), and Section 1446. Refco, pursuant to Local Rule 4.3 for the Central District of California, served notice that the Kogut v. Refco action was related to (i) PairGain's federal action against Goldinger and Capital; (ii) Refco v. PairGain, in the United States District Court for the Northern District of Illinois; and (iii) the original D&O case.

II.      DEFINITIONS
         -----------

         As used in the Stipulation, the following terms have the meanings specified below:

         o "Defendants" means the Individual Defendants, Refco, Capital Insight Brokerage, S. Jay Goldinger and nominal defendant PairGain.

         o "Individual Defendants" means, as the context requires, the defendants Charles S. Strauch, Howard S. Flagg, Charles W. McBrayer, Benedict Itri, Dennis Young, Robert C. Hawk, Robert A. Hoff, Brian Kouri and B. Allen Lay.

         o "Non-Settling Defendants" means Capital Insight Brokerage and S. Jay Goldinger.

         o "Person" means an individual, corporation, partnership, limited partnership, association, joint stock company, estate, legal representative, trust, unincorporated association, government or any political subdivision or agency thereof, and any business or legal entity and their spouses, heirs, predecessors, successors, representatives or assignees.

         o  "Plaintiff" means Hannah Kogut.

         o "Plaintiff's Settlement Counsel" means one of the counsel for the Plaintiff in the Litigation: Milberg Weiss Bershad Hynes & Lerach LLP, William
S. Lerach, Keith F. Park, James A. Caputo, Joy Ann Bull, 600 W. Broadway, Suite 1800, San Diego, CA 92101-5050.



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         o  "Refco" means "Refco, Inc." an Illinois Corporation and, as the context requires, all of its predecessors, successors, and all of its present and former parents, subsidiaries, divisions and related or affiliated entities.

         o "Related Parties" of a Person means each of such Person's past or present directors, officers, employees, partners, principals, insurers, co-insurers, reinsures, controlling shareholders, any entity in which the Person has a controlling interest, attorneys, accountants, auditors, banks or investment bankers, advisors, agents, employees, personal or legal representatives, predecessors, successors, parents, subsidiaries, divisions, joint venturers, assigns, spouses, heirs, associates, related or affiliated entities, any members of their immediate families, or any trust of which any Person is the settlor or which is for the benefit of any Person and/or member(s) of his or her family. Related Parties specifically do not include the Non-Settling Defendants.

         o "Released Persons" means each and all of the Settling Defendants and their Related Parties and specifically does not include the Non-Settling Defendants.

         o "Settling Defendants" means the Individual Defendants, Refco and nominal defendant PairGain.

         o "Settling Parties" means, collectively, each of the Settling Defendants, PairGain and the Plaintiff on behalf of herself, the shareholders of PairGain and derivatively on behalf of PairGain.

III.     THE PROPOSED SETTLEMENT
         -----------------------

         1. Counsel for the plaintiff have investigated the facts and the applicable law regarding the claims of the person on whose behalf they are acting and the potential defenses thereto. Based on this investigation, the plaintiff has agreed that it is in the best interests of PairGain and its shareholders to settle the Litigation. The following description of the proposed Settlement is only a summary, and reference is made to the text of the Stipulation, on file with the Court, for a full statement of its provisions.
In sum, as a result of the Litigation and negotiations among counsel, the Settling Parties have agreed to the following:

                 (a) The D&O case and the Refco case shall be consolidated for purposes of the Stipulation and settlement;

                 (b) By separate agreement, (hereinafter "Refco Settlement Agreement") Refco has agreed to pay to PairGain, subject to certain conditions contained in the Refco Settlement Agreement, the sum of $2,500,000 Dollars ($2.5 million) in consideration of a settlement and release of all claims and allegations raised or which could have been raised in the Refco case or otherwise by PairGain relating to the subject matter of the Refco case;

                 (c) The Board of Directors of PairGain has adopted certain procedures and policies governing the investment and management of PairGain's cash and excess capital. Plaintiff's counsel have reviewed such procedures and policies and agree they are acceptable and appropriate;

                 (d) PairGain will continue to pursue and control the prosecution of the action entitled PairGain Technologies, Inc. v. S. Jay Goldinger, et al., Case No. 96-0487 RAP(RMCx), pending in the U.S. District Court for the Central District of California; and

                 (e) For their efforts in filing and prosecuting the Litigation, and their role in obtaining for PairGain the settlement with Refco described in (b) above, PairGain has agreed, subject to approval of the settlement by the Court, to pay plaintiff's attorneys the sum of $450,000 as fees and expenses. This principal amount shall accrue interest from June 27, 1996, until the date paid to the Escrow Agent at the same rate as earned on PairGain's corporate funds invested in U.S. Government Treasury Notes or Bills.

         2. If the Proposed Settlement is approved by the Court, the Court will enter a judgment which will dismiss the Litigation as against the Settling Defendants (Individual Defendants, Refco, PairGain) with prejudice, and all shareholders of PairGain and PairGain shall be barred and enjoined from asserting any Released Claims against any of the Released Persons and each and all shareholders of PairGain and PairGain shall conclusively be deemed to have released any and all such Released Claims as against all of the Released Persons.

         3. As used above, the "Released Claims" shall mean and include any and all claims, causes of action, demands, rights, or liabilities, including, however described or denominated, but not limited to, claims for negligence, gross negligence, professional negligence, breach of duty of care and/or breach of duty of loyalty, fraud, breach of fiduciary duty, malpractice, breach of contract, negligent misrepresentation, corporate waste, mismanagement, violations of any state or federal statutes, rules or regulations and any Unknown Claims as defined in V 1.18 herein, that have been or that could have been asserted in this or any other forum by plaintiff, by or on behalf of PairGain, or by any of its stockholders derivatively on its behalf, regardless of the Released Claims' nature against the Released Persons arising out of, relating to or in connection with



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                 (1)  any of the facts, circumstances, allegations, claims, causes of action, representations, statements, reports, disclosures, transactions, events, occurrences, acts, omissions or failures to act, of whatever kind or character whatsoever, irrespective of the state of mind of the actor performing or omitting to perform the same that have been or could have been alleged in any pleading, amended pleading, argument, complaint, amended complaint, brief, motion, report or filing in the Litigation; and/or

                 (2) any claims for expenses, costs or fees incurred by PairGain for or on behalf of itself or any of the Released Persons in connection with the investigation, defense and/or settlement of the Litigation, or proceedings related to the subject matters thereof including, but not limited to, attorneys' fees, costs and any settlement or other expenses (collectively "Defense Expenses");

                 (3) Notwithstanding anything otherwise encompassed by subparagraphs (1) and (2), above, this definition explicitly does not include, and the parties to this Stipulation expressly reserve and do not release, any obligations, claims or rights any of them may have under this Stipulation;

                 (4) Notwithstanding anything otherwise encompassed by subparagraphs (1), (2) and (3), above, this definition does not include, and PairGain and each of the Released Persons expressly reserve and do not hereby release, any rights of reimbursement under available insurance policies in their respective names or on their behalf against other than the Released Persons; and

                 (5) Notwithstanding anything otherwise encompassed by subparagraphs (1), (2), (3) and (4) above, or elsewhere in this Stipulation, this definition does not include, and PairGain expressly reserves and does not hereby release, any claims or rights to pursue any of the Released Claims in its own name and on its own behalf against the Non-Settling Defendants or any Person other than the Released Persons.


         4. "Unknown Claims" as used in the above definition of Released Claims means any Released Claims which PairGain or the plaintiff or any shareholder of PairGain does not know or suspect to exist in his, her or its favor at the time of the release of the Released Persons which, if known by him, her or it, might have affected his, her or its settlement with and release of the Released Persons, or might have affected his, her or its decision not to object to this Settlement. With respect to any and all Released Claims, upon the Effective Date, PairGain, the plaintiff and the shareholders of PairGain shall be deemed to have, and by operation of the Judgment shall have, expressly waived and relinquished, to the fullest extent permitted by law, the provisions, rights and benefits of Section 1542 of the California Civil Code, which provides:

         A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor.

PairGain, the plaintiff and the shareholders of PairGain, upon the Effective Date, shall be deemed to have, and by operation of the Judgment shall have, waived any and all provisions, rights and benefits conferred by any law of any state or territory of the United States, or principle of common law, which is similar, comparable or equivalent to Section 1542 of the California Civil Code. PairGain, the plaintiff and the shareholders of PairGain may hereafter discover facts in addition to or different from those which he, she or it now knows or believes to be true with respect to the subject matter of the Released Claims, but each of PairGain, plaintiff and the shareholders of PairGain, upon the Effective Date, shall be deemed to, and by operation of the Judgment shall have fully, finally and forever settled and released any and all Released Claims, known or unknown, suspected or unsuspected, contingent or non-contingent, whether or not concealed or hidden, which now exist or heretofore have existed upon any theory of law or equity now existing or coming into existence in the future, including, but not limited to, conduct which is negligent, intentional, with or without malice, or a breach of any duty, law or rule, without regard to the subsequent discovery or existence of such different or additional facts.

IV.      NOTICE TO BANKS, BROKERS, AND OTHER NOMINEES
         --------------------------------------------

         5. Banks, brokerage firms, institutions, and other persons who are nominees who currently hold the common stock of PairGain for the beneficial interest of other persons who were PairGain shareholders on July 15, 1996, are requested within ten (10) days of receipt of the Notice, to (1) provide PairGain with the names and addresses of such beneficial purchasers or (2) forward a copy of the Notice to each such beneficial purchaser and provide PairGain with written confirmation that the notice has been so forwarded. Your reasonable costs and expenses of complying with this provision will be paid upon submission of appropriate documentation to PairGain. Additional postage pre-paid copies of the Notice may be obtained from PairGain for forwarding to such beneficial owners. All such correspondence should be addressed as follows:

                         PairGain Derivative Litigation
                                 P.O. Box 18644
                             Irvine, CA 92623-8644



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V.       THE HEARING
         -----------

         6. A hearing (the "Settlement Hearing") will be held before the Honorable Ronald C. Kline, Orange County Superior Court Judge, at 3:30 p.m. on November 19, 1996, at the Orange County Superior Court, 700 Civic Center Drive West, Santa Ana, California 92702, for the purpose of determining whether the proposed Settlement is fair, reasonable and adequate and whether it should be approved by the Court; and whether Judgment should be entered dismissing the Litigation with prejudice as against the Settling Defendants. The Settlement Hearing may be continued or adjourned from time to time by the Court at the Settlement Hearing or any continued or adjourned session thereof without further notice.

         7. Any shareholder of PairGain as of July 15, 1996 (the "Record Date"), may appear at the Settlement Hearing to show cause why the proposed Settlement should not be approved or why a judgment should or should not be entered thereon; provided, however, that no such person shall be heard, unless his or her objection or opposition including the basis therefor is made in writing and is filed with the Court, together with copies of all other papers and briefs to be submitted by him or her to the Court at the Settlement Hearing, no later than November 4, 1996, and showing due proof of service on Plaintiffs' Settlement Counsel:

                             MILBERG WEISS BERSHAD
                                 HYNES & LERACH
                                  JOY ANN BULL
                         600 West Broadway, Suite 1800
                              San Diego, CA 92101

and Counsel for Individual Defendants:

                              IRELL & MANELLA LLP
                                  DAVID SIEGEL
                               PATRICK O. HUNNIUS
                            1800 Avenue of the Stars
                                   Suite 900
                          Los Angeles, CA  90067-4276

Unless otherwise ordered by the Court, any shareholder of PairGain who does not make his, her or its objection or opposition in the manner provided shall be deemed to have waived all objections and opposition to the fairness, reasonableness and adequacy of the proposed settlement.

VI.      EXAMINATION OF PAPERS AND INQUIRIES
         -----------------------------------

         This notice contains only a summary of the terms of the proposed Settlement. For a more detailed statement of the matters involved in this action, reference is made to the pleadings, to the Stipulation of Settlement and to other papers filed in this action which may be inspected at the Office of the Clerk of the Orange County Superior Court, 700 Civic Center Drive West, Santa Ana, California during business hours of each business day.

         Inquiries regarding this action should be addressed to Plaintiff's Settlement Counsel at the above address.

         DO NOT CONTACT THE COURT OR THE CLERK'S OFFICE REGARDING THIS NOTICE.


DATED: September 30, 1996                    BY ORDER OF THE SUPERIOR COURT
                                             OF THE STATE OF CALIFORNIA,
                                             COUNTY OF ORANGE




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